UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[NO FEE REQUIRED]

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the transition period from                      to

Commission file number 0-11337

A.	Full title of Plan and address of Plan, if different from that of the issuer named below:

FOOTHILL INDEPENDENT BANK PARTNERS IN YOUR FUTURE

401(k) PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Foothill Independent Bancorp

510 South Grand Avenue,

Glendora, California 91741

FOOTHILL INDEPENDENT BANK

PARTNERS IN YOUR FUTURE

401(k) PROFIT SHARING PLAN

DECEMBER 31, 2002 AND 2001

INDEPENDENT AUDITORS’ REPORT	3
FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits December 31, 2002 and 2001	4
Statements of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2002 and 2001	5
Notes to Financial Statements	6
SUPPLEMENTARY INFORMATION
Schedule of Assets Held for Investment Purposes	10
SIGNATURES	S-1
EXHIBITS
Exhibit Index	E-1
Exhibit 23.1—Consent of Independent Public Accountants

Independent Auditors’ Report

Foothill Independent Bank

Partners In Your Future 401(k) Profit Sharing Plan

Glendora, California

We were engaged to audit the accompanying statements of net assets available for benefits of the Foothill Independent Bank Partners in Your Future 401(k) Profit Sharing Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the year ended December 31, 2002, and the supplemental information included in Schedule H, “Financial Transaction Schedules,” (IRS Form 5500) and the supplemental schedule of assets (held at end of year) referred to as “supplemental information” as of the year ended December 31, 2002. These financial statements and schedules are the responsibility of the Plan’s management.

As permitted by 29 CFR 2520.103-8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the Plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note #3, which was certified by The Charles Schwab Trust Company, the trustee of the Plan, except for comparing the information with the related information included in the 2002 financial statements and supplemental schedules. We have been informed by the Plan administrator that the trustee holds the Plan’s investment assets and executed investment transactions. The Plan administrator has obtained a certification from the trustee as of and for the year ended December 31, 2002, that the information provided to the Plan administrator by the trustee is complete and accurate.

Because of the significance of the information in the Plan’s 2002 financial statements that we did not audit, we are unable to, and do not, express an opinion on the accompanying financial statements and supplemental schedules as of or for the year ended December 31, 2002. The form and content of the information included in the financial statements and supplemental schedules, other than that derived from the information certified by the trustee, have been audited by us in accordance with auditing standards generally accepted in the United States of America and, in our opinion, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

We have audited the statement of net assets available for benefits of the Foothill Independent Bank Partners in Your Future 401(k) Profit Sharing Plan as of and for the year ended December 31, 2001, and in our report dated April 1, 2002, we expressed our opinion that such financial statement presents fairly, in all material respects, the net assets available for benefits of Foothill Independent Bank Partners in Your Future 401(k) Profit Sharing Plan as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/    Vavrinek, Trine, Day & Co., LLP

VAVRINEK, TRINE, DAY & CO., LLP

Rancho Cucamonga, California

October 17, 2003

FOOTHILL INDEPENDENT BANK

PARTNERS IN YOUR FUTURE

401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31,

ASSETS	2002	2001
Investments at Fair Value (Note #3)
Shares of registered investment companies:
Foothill Independent Bancorp common stock *	$4,635,547	$2,621,380
Mutual Funds	1,443,541	1,625,458
Loans to participants	178,192	147,191

	6,257,280	4,394,029

Receivables (Note #4)
Employer’s contribution	—	34,877
Participants’ contribution	—	56,410

	—	91,287

Cash*	131	80,480

NET ASSETS AVAILABLE FOR BENEFITS	$6,257,411	$4,565,796

*	Nonparticipant-directed

The accompanying notes are an integral part of these financial statements.

FOOTHILL INDEPENDENT BANK

PARTNERS IN YOUR FUTURE

401(k) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31,

2002
Additions
Additions to net assets attributed to:
Interest on participant loans	$9,163
Net unrealized appreciation on fair value of instruments	1,570,253

1,579,416

Contributions
Employer	180,081
Participant	419,454
Participants’ rollovers	78,952

678,487

Total Additions	2,257,903

Deductions
Deductions from net assets attributed to:
Loss on sale of investments	258,782
Benefits paid to participants	307,506
Other distributions	—

Total Deductions	566,288

Net Increase in Net Assets	1,691,615

Net Assets Available for Benefits
Beginning of Year	4,565,796

End of Year	$6,257,411

The accompanying notes are an integral part of these financial statements

FOOTHILL INDEPENDENT BANK

PARTNERS IN YOUR FUTURE

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

Note #1—Description of Plan

The following description of the Foothill Independent Bank Partners in Your Future 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

A.	General

The Plan is a defined contribution plan covering employees of Foothill Independent Bank and Platinum Results (FIB) who have completed six months of service. There is no age requirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). FIB adopted the Plan effective January 1, 1994.

B.	Contributions

Each year, FIB contributes to the Plan matching contributions equal to a discretionary percentage, to be determined by the Employer, of the participant’s salary reductions. Participants may contribute from one percent to fifteen percent of their annual wages before bonuses and overtime, not to exceed a limit set by law. The limit for 2002 was $11,000. FIB’s matching contribution is in the form of Foothill Independent Bancorp common stock. Eligible employees may contribute amounts representing distributions from other qualified plans, as long as they meet the requirements for rollover.

C.	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the FIB contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

D.	Vesting

Participants are vested in FIB contributions according to the following schedule:

Years of Service	Percentage
1 year	25%
2 Years	50%
3 Years	100%

E.	Payment of Benefits

On termination of service, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. Participants with vested balances greater than $5,000 may opt to leave the balance with the Plan.

FOOTHILL INDEPENDENT BANK

PARTNERS IN YOUR FUTURE

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

Note #1—Description of Plan, Continued

F.	Loans to Participants

Participants may apply for a loan of up to one-half of their vested account balance, with a minimum loan of $1,000 and a maximum of $50,000. The loans are secured by the accounts of the participant and are for a fixed term requiring regular payments. The loans are available to all participants and bear a reasonable rate of interest.

G.	Forfeited Accounts

At December 31, 2002, forfeited non-vested accounts totaled $7,517. These accounts will be used to reduce future employer contributions.

Note #2—Summary of Significant Accounting Policies

A.	Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

B.	Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

C.	Valuation of Assets

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Foothill Independent Bancorp stock is valued at its quoted market price. Participant notes receivable are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the date received.

D.	Tax Status

The trust established by the Plan to hold the Plan’s assets is qualified under Internal Revenue Code Section 410(b). Accordingly, the Plan’s net investment income is exempt from income taxes. The Plan has received a favorable tax determination letter from the Internal Revenue Service and the Plan sponsor believes that the Plan continues to qualify and operate as designed.

FOOTHILL INDEPENDENT BANK

PARTNERS IN YOUR FUTURE

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

E.	Administration of Plan Assets

Contributions made by FIB and its employees are held and managed by a trustee, which invests the cash received, interest, and dividends in accordance with participant’s instructions. Distributions to participants are made by the trustee. The trustee also administers the payment of principal and interest on participant loans.

Certain administrative functions are performed by officers or employees of FIB. No such officer or employee receives additional compensation from the Plan. The administrative and trustee fees associated with the Plan are paid by FIB and not from the Plan assets.

Note #3—Investments

Investments are valued at fair value based upon quoted market prices at year-end. At December 31, 2002, investments were made up of the following:

	Cost	Current Value	Net Appreciation (Depreciation)
Foothill Independent Bancorp Common Stock	$2,549,174	$4,635,547	$2,086,373
Mutual Funds	1,959,661	1,443,541	(516,120)
Loans to Participants	178,192	178,192	—

Total	$4,687,027	$6,257,280	$1,570,253

At December 31, 2001, investments were made up of the following:

	Cost	Current Value	Net Appreciation (Depreciation)
Foothill Independent Bancorp Common Stock	$2,557,258	$2,621,380	$64,122
Mutual Funds	1,806,639	1,625,458	(181,181)
Loans to Participants	147,191	147,191	—

Total	$4,511,088	$4,394,029	$(117,059)

Investments in Foothill Independent Bancorp common stock represents more than five percent of the total net assets available for benefits.

Note #4—Receivables

Receivables at December 31, consist of the following:

	2002	2001
Contributions
Employer	$—	$34,877
Participants	—	56,410

Total Receivables	$—	$91,287

FOOTHILL INDEPENDENT BANK

PARTNERS IN YOUR FUTURE

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

Note #5—Pending Benefits Payable

Distributions to participants who have withdrawn from the Plan, but have not yet been paid, totaled $817,993 and $855,051 at December 31, 2002 and 2001, respectively. Benefits payable to withdrawn participants are included in the total Net Assets Available for Benefits.

Note #6—Excess Contributions

During the year, there were no excess contributions that were required to be returned to participants.

Note #7—Termination of Plan

Although it has not expressed any intent to do so, FIB has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Note #8—Plan Amendment

The Plan has obtained the proper determination letter in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan sponsor and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Note #9—Subsequent Event

The Plan sponsor, Foothill Independent Bank, managed the accounts and hired an outside consultant to review the Plan. Subsequent to December 31, 2002, there was a recalculation of Foothill Stock Fund and Liquidity Fund for all participants’ accounts. These corrections were communicated to the trustee. The trustee initiated the appropriate TERR (Trade Error) trades. For these transactions, the trustee executed the transactions using the current date with the price as of the correct date and direct billed the TPA for the difference.

FOOTHILL INDEPENDENT BANK

PARTNERS IN YOUR FUTURE

401(k) PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2001

(b)	(c)	(d)	(e)
Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment including maturity date, rate of interest, collateral, and par or maturity value	Cost	Current Value
Foothill Independent Bancorp	Foothill Independent Bancorp Common Stock	$2,549,174	$4,635,547
Morely Stable Value	Mutual Fund	235,928	241,916
Dreyfus Premier Bond	Mutual Fund	306,230	305,339
Columbia Balanced	Mutual Fund	550,716	413,527
Dreyfus S & P 500	Mutual Fund	38,030	31,146
Davis NY Venture	Mutual Fund	14,982	12,729
Gabelli Growth	Mutual Fund	688,263	332,145
Invesco Dynamics	Mutual Fund	11,813	9,363
Royce Opportunity	Mutual Fund	97,717	85,266
Artisan International	Mutual Fund	7,873	6,485
Invesco Technology	Mutual Fund	8,109	5,625
Participant Loans	4.5% to 10.43% interest	178,192	178,192

		$4,687,027	$6,257,280

There were no transactions in excess of 5 percent of investment category.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan have duly caused this Annual Report to be signed on its behalf of the undersigned hereunto duly authorized.

FOOTHILL INDEPENDENT BANK PARTNERS IN YOUR FUTURE 401(k) PROFIT SHARING PLAN

Date:	December 18, 2003	By:	/s/ CAROL ANN GRAF
Carol Ann Graf

Date:	December 18, 2003	By:	/s/ CINDY VRACIN
Cindy Vracin

S-1

INDEX TO EXHIBITS

Exhibit No.	Description

Exhibit 23.1	Consent of Independent Public Accountants

E-1